UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CorEnergy Infrastructure Trust, Inc.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

21870U502
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	21870U502

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

876,726 (see item 4)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

876,726 (see item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

876,726 (see item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8% (see item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No.	21870U502

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

876,726 (see item 4)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

876,726 (see item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

876,726 (see item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8% (see item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	21870U502

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Relative Value Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

636,787 (see item 4)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

636,787 (see item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

636,787 (see item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1% (see item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.	21870U502

Item 1.	(a).	Name of Issuer:

CorEnergy Infrastructure Trust, Inc.

(b).	Address of issuer’s principal executive offices:

1100 Walnut, Ste. 3350 Kansas City, MO 64106

Item 2.	(a).	Name of person filing:

This statement is filed by:
		(i)	Whitebox Advisors LLC, a Delaware limited liability company (“WA”);

		(ii)	Whitebox General Partner LLC, a Delaware limited liability company (“WGP”); and
		(ii)	Whitebox Relative Value Partners, LP, a British Virgin Islands limited partnership (“WRV”).

(b).	Address or principal business office or, if none, residence:

The address of the business office of WA and WGP is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The principal business address of WRV is:

c/o Estera Corporate Services (BVI) Limited

Jayla Place, Wickhams Cay 1

PO Box 3190

Road Town, Tortola

British Virgin Islands VG1110.

(c).	Citizenship:

WA and WGP are organized under the laws of the State of Delaware. WRV is organized under the laws of the British Virgin Islands.

(d).	Title of class of securities:

Common Shares, $0.001 par value

(e).	CUSIP No.:

21870U502

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned:

WA is deemed to be the beneficial owner of 876,726 Common Shares as a result of its clients’ ownership of convertible notes of the Issuer.

WGP is deemed to be the beneficial owner of 876,726 Common Shares as a result of its clients’ ownership of convertible notes of the Issuer.

WRV is deemed to be the beneficial owner of 636,787 Common Shares as a result of its ownership of convertible notes of the Issuer.

(b)	Percent of class:

WA is deemed to beneficially own 6.8% of the Issuer’s Common Shares.

WGP is deemed to beneficially own 6.8% of the Issuer’s Common Shares.

WRV is deemed to beneficially own 5.1% of the Issuer’s Common Shares.

The percentage of Common Shares reportedly owned by each entity herein is based on 11,949,298 outstanding Common Shares of the Issuer, which is the total number of shares outstanding on October 31, 2018, as reported in the Issuer’s Form 10-Q filed on November 1, 2018, and (i) for WA and WGP, 876,726 additional Common Shares issuable upon the exercise of convertible notes to purchase Common Shares and deemed outstanding for purposes of calculating their respective beneficial ownership, and (ii) for WRV, 636,787 additional Common Shares issuable upon the exercise of convertible notes to purchase Common Shares and deemed outstanding for purposes of calculating its beneficial ownership.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote
WA has shared voting power with respect to 876,726 Common Shares. WGP has shared voting power with respect to 876,726 Common Shares. WRV has shared voting power with respect to 636,787 Common Shares.

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of

WA has shared disposition power with respect to 876,726 Common Shares.

WGP has shared disposition power with respect to 876,726 Common Shares.

WRV has shared disposition power with respect to 636,787 Common Shares.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]*.

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

All of the Common Shares reported in this Schedule 13G are held in the accounts of WA’s clients, and only WRV individually owns more than 5% of the Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2019
(Date)

WHITEBOX ADVISORS LLC

/s/ Mark Strefling
(Signature)

Mark Strefling Chief Executive Officer and General Counsel
(Name/Title)

February 14, 2019
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Mark Strefling
(Signature)

Mark Strefling Chief Executive Officer and General Counsel
(Name/Title)

February 14, 2019
(Date)

WHITEBOX RELATIVE VALUE PARTNERS, LP By: Whitebox General Partner LLC

/s/ Mark Strefling
(Signature)

Mark Strefling Chief Executive Officer and General Counsel
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

Each of the undersigned hereby consents and agrees to this joint filing to Schedule 13G Amendment No. 1 for Common Shares, $0.001 par value of CorEnergy Infrastructure Trust, Inc.

February 14, 2019
(Date)

WHITEBOX ADVISORS LLC

/s/ Mark Strefling
(Signature)

Mark Strefling Chief Executive Officer and General Counsel
(Name/Title)

February 14, 2019
(Date)

WHITEBOX GENERAL PARTNER LLC

/s/ Mark Strefling
(Signature)

Mark Strefling Chief Executive Officer and General Counsel
(Name/Title)

February 14, 2019
(Date)

WHITEBOX RELATIVE VALUE PARTNERS, LP By: Whitebox General Partner LLC

/s/ Mark Strefling
(Signature)

Mark Strefling Chief Executive Officer and General Counsel
(Name/Title)